1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐                    No ☑

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:           .)

TSMC Monthly Sales Report – January 2005

Hsinchu, Taiwan, R.O.C. — February 14, 2005 — Taiwan Semiconductor Manufacturing Company Ltd. (TSMC) (TAIEX: 2330, NYSE: TSM) today announced that net sales for January 2005 totaled NT$20,843 million, an increase of 8.8 percent over the same period last year. On a sequential basis, January 2005 sales increased 4.6 percent.

Ms. Lora Ho, TSMC spokesperson, vice president and chief financial officer, noted that TSMC’s January 2005 sales increased as a result of higher wafer shipments compared to December 2004.

Sales Report:

(Unit: NT$million, except for EPS)

	2005*	2004	Growth Rate (%)
Net Sales for January	20,843	19,156	8.8

* Year 2005 figures have not been audited.

TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602

TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-666-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com

For further information, please contact:
Richard C.Y. Chung
PR Principal Specialist, TSMC
Tel: 886-3-666-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
February 14, 2005

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of January 2005.

1) Sales volume (in NT$: thousand)

Period	Items	2005	2004
Jan.	Invoice amount	17,548,625	16,715,242
Jan.	Net sales	20,842,779	19,155,894

2) Funds lent to other parties (in NT$: thousand)

	Limit of lending	Jan.		Bal. as of period end
TSMC	75,852,558	—		—
TSMC’s subsidiaries	31,407,503	(17,780)	*	4,450,600

* The deviation was due to the fluctuation in currency exchange rate.

3) Endorsements and guarantees (in NT$: thousand)

	Limit of endorsements	Jan.		Bal. as of period end
TSMC	94,815,698	(12,700)	*	3,179,000
TSMC’s subsidiaries	N/A	0		0
TSMC endorses for subsidiaries		(12,700)	*	3,179,000
TSMC’s subsidiaries endorse for TSMC		0		0
TSMC endorses for PRC companies		0		0
TSMC’s subsidiaries endorse for PRC companies		0		0

* The deviation was due to the fluctuation in currency exchange rate.

4) Financial derivative transactions (in thousand)

a-1. Hedging purpose (for assets / liabilities denominated in foreign currencies)

Underlying assets / liabilities	Liabilities:	YEN:	1,242,605
		EUR:	2,000
	Assets:	US$:	2,137,604
Financial instruments			FX forward contracts
Recognized profit (loss)			NT$62,818

a-2. Hedging purpose (for the position of fixed rate liabilities / floating rate assets)

Underlying assets / liabilities	Liabilities:	NT$:	3,000,000
		US$:	0
	Assets	US$:	—
Financial instruments			Interest rate swap
Recognized profit (loss)			—

     b. Trading purpose: None.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: February 14, 2005	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer